Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For March 28, 2007
Gallaher Group Plc
(Translation of registrant’s name into English)
Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82

Financial Services Authority
TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:
Gallaher Group Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	☑

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

An event changing the breakdown of voting rights	☐

Other (please specify):	☐

3. Full name of person(s) subject to the notification obligationiii:	(1) JTI (UK) Management Ltd; (2) Japan Tobacco Inc (the 100% shareholder in JTI (UK) Management Ltd); and (3) The Japanese Ministry of Finance (the 50.00% shareholder in Japan Tobacco Inc.).

4. Full name of shareholder(s) (if different from 3.)iv:	JTI (UK) Management Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	26 March 2007

6. Date on which issuer notified:	27 March 2007

Financial Services Authority

7. Threshold(s) that is/are crossed or reached:	9%

8. Notified details:
A: Voting rights attached to shares

Class/type of	Situation previous to
shares	the Triggering
	transaction vi		Resulting situation after the triggering transactionvii
if possible using
the ISIN CODE
	Number of	Number of	Number of	Number of voting rightsix		% of voting rights
	Shares	Voting	shares
Rights viii
			Direct	Direct [x]	Indirect xi	Direct	Indirect
Ordinary Shares	52,824,006	52,824,006	60,141,921	60,141,921	60,141,921	9.152%	9.152%

ISIN CODE: GB0003833695	(8.039% of shares)	(8.039% of direct voting rights)	The number of shares stated above are directly held by JTI (UK) Management Ltd only.	This is the number of voting rights attached to shares held directly by JTI (UK) Management Ltd only.	Please see Box 9. The indirect voting rights stated above are held through controlled undertakings, being:	The percentage of direct voting rights stated above are held by JTI (UK) Management Ltd only.	Please see Box 9. The percentage of indirect voting rights stated above are held through controlled undertakings, being:

					(1) Japan Tobacco Inc., through its 100% wholly-owned subsidiary, JTI (UK) Management Ltd.; and		(1) Japan Tobacco Inc., through its 100% wholly-owned subsidiary, JTI (UK) Management Ltd.; and

					(2) the Japanese Ministry of Finance, through its 50.00% holding in Japan Tobacco Inc., which in turn holds 100% of JTI (UK) Management Ltd.		(2) the Japanese Ministry of Finance, through its 50.00% holding in Japan Tobacco Inc., which in turn holds 100% of JTI (UK) Management Ltd.

Financial Services Authority
B: Financial Instruments
Resulting situation after the triggering transaction xii

Number of voting
rights that may be
acquired if the
Type of financial	Expiration	Exercise/ Conversion	instrument is	% of voting
instrument	date xiii	Period/ Date xiv	exercised/ converted.	rights
N/A	N/A	N/A	N/A	N/A
Total (A+B)

Number of voting rights	% of voting rights
60,141,921 only	9.152% only
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Financial Servieces Authority

1. As at 26 March 2007, JTI (UK) Management Ltd holds 9.152% of the voting rights of Gallaher Group Plc (being 60,141,921 shares). As such, JTI (UK) Management Ltd has a direct holding of 9.152% of the voting rights in Gallaher Group Plc.
2. Japan Tobacco Inc. is a 100% shareholder of JTI (UK) Management Ltd and holds 100% of the voting rights in JTI (UK) Management Ltd. As such, Japan Tobacco Inc., through its 100% wholly-owned subsidiary JTI (UK) Management Ltd, has an indirect holding of 9.152% of the votings rights of Gallaher Group Plc (being the same 60,141,921 shares held by JTI (UK) Management Ltd).
3. The Japanese Ministry of Finance is a 50.00% shareholder of Japan Tobacco Inc., and holds just over 50% of the voting rights attached to shares in Japan Tobacco Inc. The Japanese Ministry of Finance, through its 50.00% holding in Japan Tobacco Inc. (which in turn through its 100% wholly-owned subsidiary JTI (UK) Management Ltd) has an indirect holding of 9.152% of the votings rights of Gallaher Group Plc (being the same 9.152% shares held by JTI (UK) Management Ltd).
Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A

14. Contact name:	Japan Tobacco Inc. and JTI (UK) Management Ltd – Kosei Oda (Legal Counsel)

Freshfields Bruckhaus Deringer, legal advisers to Japan Tobacco Inc. and JTI (UK) Management Ltd – Penny MacRae (Associate)

Financial Services Authority

15. Contact telephone number:	+81 (3) 5572 3352 – Kosei Oda (Legal Counsel for Japan Tobacco Inc.)

+44 (0) 20 7716 4251 – Penny MacRae, Associate Freshfields Bruckhaus Deringer

Financial Services Authority
     Annex Notification Of Major Interests In Shares xvi

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	JTI (UK) Management Ltd, a private limited company incorporated under the Companies Act 1985

Contact address (registered office for legal entities)	Registered Office: 20- 22 Bedford Row, London, WC1R 4JS

Mailing Address: 2-1 Toranomon 2- chome, Minato-ku, Tokyo 105- 8422, Japan

Phone number	+81 (3) 5572 3352 (Kosei Oda, Legal Counsel for Japan Tobacco group)

Other useful information (at least legal representative for legal persons)	Kosei Oda - Japan Tobacco, Legal Counsel +81 (3) 5572 3352

Freshfields Bruckhaus Deringer is the legal adviser to Japan Tobacco Inc. (contact Penny MacRae 020 7716 4251)

B: Identity of the notifier, if applicable xvii

Full name	Japan Tobacco Inc.

Contact address	2-1 Toranomon 2-chome, Minato-ku, Tokyo 105-8422, Japan

Phone number	+81 (3) 5572 3352 (Kosei Oda, Legal Counsel for Japan Tobacco group)

Other useful information (at least legal representative for legal persons)	Kosei Oda - Japan Tobacco Inc.’s legal counsel

Freshfields Bruckhaus Deringer is the legal adviser to Japan Tobacco Inc. (contact Penny MacRae 020 7716 4251)

Financial Services Authority

C:	Additional information
In Part B above, Japan Tobacco Inc. is notifying on behalf of JTI (UK) Management Ltd (its 100% wholly owned subsidiary)

Financial Services Authority

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Japan Tobacco Inc.

Contact address (registered office for legal entities)	2-1 Toranomon 2-chome, Minato-ku, Tokyo 105-8422, Japan

Phone number	+81 (3) 5572 3352 (Kosei Oda, Legal Counsel for Japan Tobacco group)

Other useful information (at least legal representative for legal persons)	Kosei Oda - Japan Tobacco Inc.’s legal counsel Freshfields Bruckhaus Deringer is the legal adviser to Japan Tobacco Inc. (contact Penny MacRae 020 7716 4251)

B: Identity of the notifier, if applicable xvii

Full name	As above

Contact address	As above

Phone number	As above

Other useful information (at least legal representative for legal persons)	As above

C:	Additional information
In Part B above, Japan Tobacco Inc. is notifying on its own behalf

Financial Services Authority

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	The Japanese Ministry of Finance

Contact address (registered office for legal entities)	1-1 Kasumigaseki 3-chome, Chiyoda-ku, Tokyo 100-8940, Japan

Phone number	+81 (3) 3581 4111 (Switchboard)

Other useful information (at least legal representative for legal persons)	Contact may be made through Japan Tobacco Inc. (see details in Part B below)

B: Identity of the notifier, if applicable xvii

Full name	Japan Tobacco Inc.

Contact address	2-1 Toranomon 2-chome, Minato-ku, Tokyo 105-8422, Japan

Phone number	+81 (3) 5572 3352 (Kosei Oda, Legal Counsel for Japan Tobacco group)

Other useful information (at least legal representative for legal persons)	Kosei Oda - Japan Tobacco Inc.’s legal counsel Freshfields Bruckhaus Deringer is the legal adviser to Japan Tobacco Inc. (contact Penny MacRae 020 7716 4251)

C:	Additional information
In Part B above, Japan Tobacco Inc. is notifying on behalf of the Japanese Ministry of Finance (which holds 50.00% of the shares in Japan Tobacco Inc.)

Financial Services Authority
Notes
i      This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.
ii      Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.
iii      This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.
In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:
-     in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
-     in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
-     in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
-     in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
-     in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
-     in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
-     in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.
iv      Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.
v      The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.
The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.
These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.
vi      Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state ‘below 3%’.
vii      If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

Financial Services Authority
For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.
viii      Direct and indirect
ix      In case of combined holdings of shares with voting rights attached ‘direct holding’ and voting rights ‘indirect holdings’, please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.
X      Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)
xi      Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)
xii      If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.
xiii      date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.
xiv      If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]
xv     The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.
xvi     This annex is only to be filed with the competent authority.
xvii     Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and KDTR5.3.

SIGNATURES

REPORT OF FOREIGN PRIVATE ISSUER
Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)
	By:	/s/ Helen Martin
Name: Helen Martin
Date: March 28, 2007		Title: Assistant Company Secretary